

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 16, 2016

Via E-mail
Dolev Rafaeli
Chief Executive Officer
PhotoMedex, Inc.
2300 Computer Drive, Building G
Willow Grove, Pennsylvania 19090

Re: PhotoMedex, Inc.
Preliminary Proxy on Schedule 14A
Filed October 18, 2016
File No. 000-11635

Dear Mr. Rafaeli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP